

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2011

<u>Via E-mail</u>
Mr. John Matthews
Chief Executive Officer
Global Arena Holding, Inc.
708 Third Avenue
New York, NY 10017

     Re: Global Arena Holding, Inc.
              Item 4.01 Form 8-K
              Filed August 22, 2011
              Item 4.01 Form 8-K/A
              Filed September 15, 2011
              File No. 000-49819

Dear Mr. Matthews:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Tia Jenkins

                       Tia Jenkins
                       Senior Assistant Chief Accountant
                       Office of Beverages, Apparel and
                       Health Care Services